

November 22, 2011

Via E-mail
Mr. Andy L. Nemeth
Chief Financial Officer
Patrick Industries, Inc.
107 West Franklin Street, P.O. Box 638
Elkhart, Indiana 46515

> **RE: Patrick Industries, Inc.**
> **Form 10-K for Fiscal Year ended December 31, 2010**
> **Filed March 30, 2011**
> **Form 10-Q for Fiscal Quarter ended September 25, 2011**
> **Filed November 8, 2011**
> **File No. 0-3922**

Dear Mr. Nemeth:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Critical Accounting Policies
Impairment of Goodwill and Other Acquired Intangible Assets, page 45

2. We note your response to comment two in our letter dated October 20, 2011. Please address the following:

- You determined that the estimated fair value substantially exceeded the carrying value in aggregate for the reporting units in the Manufacturing segment by 150%. Please tell us whether the estimated fair value of each reporting unit within this segment also substantially exceeded its carrying value;
- A further decline in the overall market value of your equity and debt securities may indicate the fair value of one of or more of your reporting units has declined below its carrying value. In this regard, please help us better understand what consideration you give to your market capitalization even if it is not weighted heavily; and
- If you have determined that the estimated fair value substantially exceeds the carrying value for each of your reporting units, please disclose this determination.

Financial Statements
Notes to the Financial Statements
Note 2. Summary of Significant Accounting Policies and Practices
Assets Held for Sale, page F-10

3. We note your response to comment three in our letter dated October 20, 2011. Please help us better understand how you determined the appropriate accounting for the sale-leaseback transaction related to your Oregon facility by addressing the following:
   - You state that the sale of the Oregon facility did not qualify as an operating lease under the provisions of ASC 840-10-25-1 and 840-10-25-30. Please help us understand why; and
   - Please tell us whether you determined that you leased back a minor portion, more than minor portion but less than substantially all, or substantially all of the property pursuant to ASC 840-40-25-3. Please also tell us how you made this determination, including the lease term you used based on ASC 840-40-20.

     If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                              Sincerely,

                              /s/ Rufus Decker

                              Rufus Decker
                              Accounting Branch Chief